TOP KINGWIN LTD

February 8, 2023

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Top KingWin Ltd

Registration Statement on Form F-1

Filed January 18, 2023

File No. 333-269290

Dear Ms. Beysolow:

This letter is in response to the letter dated January 31, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Top KingWin Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No.1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Form F-1 filed January 18, 2023

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, page 56

1.	We note your response to comment 2. Please revise to disclose as you do in your January 18, 2023 letter, that there are no known factors particular to your offering that may add to this risk.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 57.

Dilution, page 68

2.	Please revise your disclosure to specifically state the dollar value of the adjusted net tangible book value and the pro forma adjusted net tangible book value. Please include in your response the exact calculation of both of these items, including balance sheet line items and actual dollar value of each line items.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 68.

Jennie Beysolow

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

February 8, 2023

Executive Compensation, page 124

3.	Please revise to update your executive compensation disclosure for fiscal year 2022. This comment also applies to your Related Party Transactions disclosure.

Response: In response to the Staff’s comment, the Company has revised the executive compensation disclosure on page 124 and the Related Party Transactions disclosure on pages 126 and 127 in the Amended Registration Statement.

Exhibits

4.	We note that your disclosure indicates that your PRC counsel, Jingtian & Gongcheng, is of the opinion that you are not subject to a cybersecurity review under the Measures for Cybersecurity Review (2021), however, Exhibit 99.1 does not appear to speak to this issue. Please revise or advise.

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 99.1 with the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

cc:	Anna Jinhua Wang, Esq. Robinson & Cole LLP